


Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

22 April 2004

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Press release

21/04/2004

Results first quarter 2005

Brussels, 21 April 2004

Mobistar's progress during the first quarter of 2005 is a continuation of the good results of the 2004 financial year. Telephony turnover rose by 11%.

As of 31 March 2005, Mobistar had 2,849,210 active customers for mobile telephony, which represents an increase of 8% compared with 2,630,696 customers recorded a year earlier.

Telephony turnover reached EUR 331.3 million as of 31 March 2005, or an increase of 11% compared with EUR 299.6 million as of 31 March 2004. Consolidated turnover, which includes the result of sales of mobile phones, amounts to EUR 338 million. This is an increase of 8%, limited by the impact of the decision of the President of the Antwerp Commercial Court not to allow the combined sale of mobile phones with call credit from 11 January 2005. This judgment does not impact the profitability of the operator, due to the absence of profit margins on sales of mobile phones.

ARPU, which rose by 3% in a year, represents EUR 36.6 per month per active customer as of 31 March 2005. This favorable development is connected with the significant growth in the proportion of postpaid customers within Mobistar's customer base.

* ARPU = Average Revenue Per User, calculated on a 12 months rolling average basis.